# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 802, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-23-000514
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: insurance company (IC), parent holding company or control person (HC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 4,425,000; sole dispositive power 0; shared dispositive power 4,425,000; aggregate amount beneficially owned 4,425,000 (6.3% of the class)
  Comment: Explanatory Note: The purposes of this Amendment No. 2 to Schedule 13G (this "Amendment No. 2") are (i) to correct the number and percentage of the Common Stock of AirSculpt Technologies, Inc. (the "Issuer") beneficially owned by the reporting persons as of September 30, 2025, reported in Amendment No. 1 to Schedule 13G filed on November 14, 2025 ("Amendment No. 1"), and (ii) to report the Reporting Persons' beneficial ownership as of June 30, 2026. As a result of a clerical error, Amendment No. 1 overstated the reporting persons' beneficial ownership by an additional 176,310 shares, and the correct number and percentage of the Issuer's Common Stock beneficially owned by the reporting persons as of September 30, 2025 are 5,169,820 shares and 8.3%.
  
  (1) The share number reported in rows 6, 8, and 9 consists of 4,425,000 shares of Common Stock of the Issuer (the "Issuer Shares") held directly by Thrivent White Rose Fund XI Equity Direct, L.P. ("White Rose"). Thrivent Investment Capital Advisors, LLC ("TICA") is the managing member of the general partner of White Rose, Thrivent White Rose GP XI, LLC. Thrivent Financial for Lutherans is the 100% indirect owner of TICA and the owner of approximately 99% of the limited partnership interests of White Rose. On May 20, 2026, White Rose appointed Vesey Street Capital Partners, L.L.C. ("Vesey") as its proxy agent with voting power with respect to the Issuer Shares to be effective until the earlier of twelve months following the date of such appointment and the date on which White Rose ceases to beneficial own or hold of record any of such shares.
  TICA is the investment adviser of White Rose, and in that capacity has been granted by White Rose shared authority to vote and dispose of White Rose's holding of the Issuer Shares.
  
  (2) The percentage reported in row 11 is calculated based on 70,545,681 shares of the Issuer's Common Stock reported to be outstanding as of May 7, 2026 on the Issuer's Form 10-Q for the quarterly period ended March 31, 2026.
- Thrivent Investment Capital Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,425,000; sole dispositive power 0; shared dispositive power 4,425,000; aggregate amount beneficially owned 4,425,000 (6.3% of the class)
  Comment: (1) The share number reported in rows 6, 8, and 9 consists of 4,425,000 shares of Common Stock of the Issuer (the "Issuer Shares") held directly by Thrivent White Rose Fund XI Equity Direct, L.P. ("White Rose"). Thrivent Investment Capital Advisors, LLC ("TICA") is the managing member of the general partner of White Rose, Thrivent White Rose GP XI, LLC. Thrivent Financial for Lutherans is the 100% indirect owner of TICA and the owner of approximately 99% of the limited partnership interests of White Rose. On May 20, 2026, White Rose appointed Vesey Street Capital Partners, L.L.C. ("Vesey") as its proxy agent with voting power with respect to the Issuer Shares to be effective until the earlier of twelve months following the date of such appointment and the date on which White Rose ceases to beneficial own or hold of record any of such shares.
  TICA is the investment adviser of White Rose, and in that capacity has been granted by White Rose shared authority to vote and dispose of White Rose's holding of the Issuer Shares.
  
  (2) The percentage reported in row 11 is calculated based on 70,545,681 shares of the Issuer's Common Stock reported to be outstanding as of May 7, 2026 on the Issuer's Form 10-Q for the quarterly period ended March 31, 2026.

## Item 1. Issuer
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 802, Miami Beach, Florida, 33139

## Item 2. Person Filing
Name of person filing: (i) Thrivent Investment Capital Advisors, LLC ("TICA") and (ii) Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402
Citizenship:
TICA is a Delaware limited liability company.
Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4,425,000. See Note 1 on the cover page.
Percent of class: 6.3%. See Note 2 on the cover page.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,425,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,425,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: TICA the investment adviser of White Rose.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ Jen Wilson, Jen Wilson / Vice President - Head of Private Investments (08/10/2026)
- Thrivent Investment Capital Advisors, LLC: /s/ Jen Wilson, Jen Wilson / President, Senior Managing Director (08/10/2026)